EXHIBIT 23.2

Consent of Independent Auditor

We consent to the incorporation by reference in this Post-Effective Amendment No.1 to Registration Statement (No. 333-191645) on Form S-3 of WaferGen Bio-systems, Inc. and subsidiaries (collectively, the “Company”) of our report dated March 20, 2014, relating to our audit of the statement of assets acquired and liabilities assumed of the Apollo Product Line as of December 31, 2013, and the related statement of revenues and direct expenses for the year then ended. Our report dated March 20, 2014 includes an emphasis of matter paragraph relating to the abbreviated financial statements of the Apollo Product Line prepared for the purpose of complying with the rules and regulations of the Securities Exchange Commission.

/s/ SingerLewak LLP

San Jose, California
October 15, 2014